Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

                Vasogen Announces Senior Management Appointments


Toronto, Ontario (December 15, 2005) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease, is pleased to announce the promotion of Christopher J. Waddick to the position of Chief Operating Officer and the appointments of Paul J. Van Damme as Vice President, Finance and Chief Financial Officer and Jacqueline H.R. Le Saux as Vice President, Corporate and Legal Affairs.

Mr. Waddick, who has held a series of progressive senior management positions with Vasogen over the past eight years, will have overall responsibility for the operations of the Company. Mr. Van Damme, who has more than 20 years of financial and operational experience in the biotechnology sector and in other industries, will assume responsibility for financial strategy and reporting functions. Ms. Le Saux, with more than 20 years of business and legal experience in the biotechnology and life sciences industry, will be responsible for corporate and legal matters of the Company.

"It is my pleasure to announce these senior management appointments as we approach the conclusion of two pivotal phase III trials of our Celacade(TM) technology," commented David Elsley, President and CEO of Vasogen. "Chris, Paul, and Jacqueline have a wealth of business experience and demonstrated leadership skills that will prove invaluable as we prepare Celacade for commercialization."

Chris Waddick joined Vasogen in 1997 and most recently served as Executive Vice President and Chief Financial Officer. During his tenure, Mr. Waddick has played a key role in establishing Vasogen's growth and strategic direction. Prior to joining Vasogen, he held a series of financial and regulatory roles in the energy and automotive sectors. Mr. Waddick is a Certified Management Accountant and holds an MBA from York University in Toronto.

Following nine years in public accounting practice with Pricewaterhouse Coopers, Paul Van Damme spent 25 years as a senior financial executive across a broad range of industries. Over the past ten years, he has primarily served as a CFO in the biotechnology industry, including four years with Allelix Biopharmaceuticals, now NPS Allelix. Mr. Van Damme's experience spans all areas of finance and includes both small and large organizations. Mr. Van Damme is a Chartered Accountant and holds an MBA from the University of Toronto.


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                                                    ...page 2, December 15, 2005



Jacqueline Le Saux brings more than 20 years of business and legal experience in the biotechnology and life sciences industry to the role of Vice President, Corporate and Legal Affairs and Corporate Secretary. Ms. Le Saux has extensive business and legal experience, having held a series of executive positions in legal and operational capacities with sanofi-aventis, Zinc Therapeutics, Ellipsis Biotherapeutics, and Draxis Health. In addition, Ms. Le Saux was a partner in the law firm McCarthy Tetrault, specializing in corporate and securities law. Ms. Le Saux holds a BScL degree from Laurentian University, an LLB from the University of Toronto, and an MBA from the University of Ottawa.

About Vasogen
Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The Company's lead product, the Celacade(TM) technology, is currently in the final stages of two pivotal phase III clinical trials designed to support regulatory approval in North America and commercialization in North America and Europe. The 550-patient phase III SIMPADICO trial, which was closed out early in August 2005, is a 50-center North American study designed to further investigate the use of Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease. The 2,400-patient phase III ACCLAIM trial is a 176-center international study that is designed to further investigate the use of Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders. VP025, which has completed phase I clinical development, is the lead product candidate from this new class of drugs.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of our clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.